EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Period Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(354,331)	$(8,691,071)	$(3,447,461)	$(3,831,956)	$(26,083,624)	$(12,028,516)	$(18,179,291)
Fixed charges	1,171,048	177,789	30,227	50,889	38,339	14,966	733,250
Amortization of capitalized interest	—	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—	—
Our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—	—
Interest capitalized	(1,154,099)	(165,813)	(20,240)	(41,107)	(4,423)	(4,423)	(712,660)
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	3,015,468	2,862,000	2,233,379	97,104

Earnings (Loss)	$(337,382)	$(8,679,095)	$(3,437,474)	$(806,706)	$(23,187,708)	$(9,784,594)	$(18,061,597)

Interest expensed and capitalized	$1,154,099	$165,813	$(42,261)	$41,107	$4,423	$4,423	$—
Amortized premiums, discounts and capitalized expenses related to indebtedness	—	—	62,501	—	—	—	712,660
Estimate of the interest within rental expense	16,949	11,976	9,987	9,782	33,916	10,543	20,590

Fixed Charges	$1,171,048	$177,789	$30,227	$50,889	$38,339	$14,966	$733,250

Ratio of Earnings (Loss) to Fixed Charges	—	—	—	—	—	—	—

Coverage Deficiency	$1,508,430	$8,856,884	$3,467,701	$857,595	$23,226,047	$9,799,560	$18,794,847